Exhibit 99(b)
                       PRESS RELEASE



FOR IMMEDIATE RELEASE
FRIDAY
MARCH 19, 1999

CONTACT PERSON:               STACY DUCKETT, VICE PRESIDENT
                              INVESTOR RELATIONS
                              (501) 688-8229


                TCBY DECLARES CASH DIVIDEND


LITTLE ROCK, AR - Friday, March 19, 1999 - TCBY ENTERPRISES, INC. (NYSE:TBY) today announced the Board of Directors of the Company declared a $.05 per share cash dividend. This dividend is payable on April 12, 1999, to shareholders of record as of March 30, 1999.

TCBY Enterprises, Inc., through subsidiary companies, manufactures and sells soft serve frozen yogurt, hardpack frozen yogurt and ice cream, and frozen novelty products, and markets foodservice equipment. The Company, through subsidiaries, develops locations and products under the "TCBY"(registered) and Juice Works(registered) brands.